Exhibit 99.1

HDI Sigorta Selects the Sapiens Non-Life/General Insurance Suite

The Turkish insurance provider expects to benefit from a platform to accommodate and accelerate its growth, including faster time to market for new product initiatives

Uxbridge, United Kingdom – April 17, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that HDI Sigorta A.Ş. (HDI), a provider of non-life/general insurance services to retail and commercial customers throughout Turkey, has selected the Sapiens Non-Life Insurance Suite (Sapiens IDIT) for policy administration, billing and claims.

“Our objective is to implement a modern and flexible platform for non-life insurance operations in Turkey, which will support current and future business growth, as well as our strategic business goals,” said Ceyhan Hancıoğlu, CEO of HDI Sigorta. “By choosing this platform and its rich business functionality, HDI expects to benefit from faster time to market for new insurance product initiatives, along with complete value chain coverage.”

“Sapiens is proud of our established footprint in the region, specifically our local presence in Turkey,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens IDIT has once again been selected in Turkey to help providers comply with national regulations and stay ahead of their competitors. Sapiens IDIT continues to be extremely popular in the strategically important EMEA region and it is a flagship product for our business.”

The Sapiens Non-Life Insurance suite is designed to promote growth, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The omni-channel suite is backed by Sapiens' 30+ years of delivery expertise and global presence, and supports all core operations of personal, commercial and specialty lines of business.

About HDI Sigorta

HDI Sigorta is a member of the Talanx Group, Germany’s third-largest and Europe’s eighth largest insurance group by premium income. The Hannover-based Group is active in some 150 countries. Talanx operates as a multi-brand provider with a focus on B2B insurance. HDI Sigorta A.Ş. is providing insurance services more than 1 million retail and commercial customers throughout Turkey. By the end of 2017, the premium value reached 1 billion TL. HDI Sigorta offers a superior service and new products to all its customers through its over 1,300 agencies and 13 regional offices in Turkey.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com